

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15005079

DIVISION OF
CORPORATION FINANCE

February 11, 2015

No Act
PE 2/11/15

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-11-15

Beverly L. O'Toole
The Goldman Sachs Group, Inc.
beverly.otoole@gs.com

Re: The Goldman Sachs Group, Inc.

Dear Ms. O'Toole:

This is in regard to your letter dated February 11, 2015 concerning the shareholder proposal submitted by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund, the New York City Teachers' Retirement System, the New York City Board of Education Retirement System and the UAW Retiree Medical Benefits Trust for inclusion in Goldman Sachs' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Goldman Sachs therefore withdraws its January 20, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Michael Garland
The City of New York
Office of the Comptroller
mgarlan@comptroller.nyc.gov

200 West Street | New York, New York 10282
Tel: 212-357-1584 | Fax: 212-428-9103 | e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman Sachs

February 11, 2015

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc. – Withdrawal of No-Action Request Dated January 20, 2015 Regarding Shareholder Proposal Submitted by New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund, the New York City Teachers' Retirement System and the New York City Board of Education Retirement System (collectively, the "Systems"), and UAW Medical Benefits Trust

Ladies and Gentlemen:

We refer to our letter, dated January 20, 2015 (the "No-Action Request"), pursuant to which we requested that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with our view that The Goldman Sachs Group, Inc. (the "Company") may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by the Systems and the UAW Medical Benefits Trust (together, the "Proponents") from its proxy statement and form of proxy for the Company's 2015 Annual Meeting of Shareholders.

Attached as Exhibit A is a communication sent by the Proponents by e-mail to the Company on February 11, 2015, formally withdrawing the Proposal. Because the Proposal has been withdrawn, the Company hereby withdraws its No-Action Request and asks that the Staff give no further consideration to this matter. A copy of this letter is being sent simultaneously to each of the Proponents as notification of the Company's withdrawal of the No-Action Request.

****

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 212-357-1584 or beverly.otoole@gs.com. Thank you for your attention to this matter.

Very truly yours,



Beverly L. O'Toole

Attachment

cc: Michael Garland, as custodian and trustee of the Systems
Meredith Miller, UAW Retiree Medical Benefits Trust

SC1:3369157.1

Exhibit A



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND GOVERNANCE

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341

TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

VIA EMAIL

February 11, 2015

Dane Holmes
Managing Director and Head of Investor Relations
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Dear Dane:

I write on behalf of the New York City Retirement Systems (the "Systems") and the UAW Retiree Medical Benefits Trust (together, the "Proponents") to withdraw the Proponents' shareholder proposal regarding the disclosure of executive compensation clawbacks submitted for Goldman Sachs' 2015 annual meeting. The Proponents reserve the right to resubmit the proposal in the future.

I have attached an email from Cambria Allen, Corporate Governance Director for UAW Retiree Medical Benefits Trust (RMBT), authorizing me to withdraw the proposal on the RMBT's behalf.

We look forward to continuing our engagement on this important matter in the future.

Sincerely,

Michael Garland

cc (via email): Cambria Allen, UAW RMBT
Meredith Miller, UAW RMBT

Garland, Michael

From:	Cambria Allen <callen@rhac.com>
Sent:	Tuesday, February 10, 2015 11:00 PM
To:	Garland, Michael
Cc:	Ryan Droze; Meredith Miller
Subject:	Fwd: Goldman withdrawal draft
Attachments:	Goldman withdrawal draft.docx; ATT00001.htm

Hi Mike,

By this email and on behalf of the UAW Retiree Medical Benefits Trust ("Trust"), I hereby authorize the New York City Retirement Systems ("Retirement Systems") to withdraw the proposal sponsored by the Retirement Systems and co-sponsored by the Trust filed at Goldman Sachs ("Company") for inclusion in the Company's 2015 proxy materials.

Thank you,
Cambria

Cambria Allen
Corporate Governance Director
UAW Retiree Medical Benefits Trust

200 West Street | New York, New York 10282
Tel: 212-357-1584 | Fax: 212-428-9103 | e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman
Sachs

January 20, 2015

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc.
Request to Omit Shareholder Proposal of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund, the New York City Teachers' Retirement System and the New York City Board of Education Retirement System (collectively, the "Systems"), and UAW Medical Benefits Trust

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2015 Annual Meeting of Shareholders (together, the "2015 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from the Systems and the UAW Medical Benefits Trust (collectively, the "Proponents"). The full text of the Proposal and all other relevant correspondence with the Proponents are attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2015 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2015 Proxy Materials.

This letter, including the exhibits hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the Proponents as notification of the Company's intention to omit the Proposal from the 2015 Proxy Materials.

I. The Proposal

The resolution included in the Proposal reads as follows:

"RESOLVED, that shareholders of The Goldman Sachs Group, Inc. ("Goldman") urge the board of directors ("Board") to adopt a policy (the "Policy") that Goldman will disclose annually whether it, in the previous fiscal year, recouped any incentive compensation from any senior executive or caused a senior executive to forfeit an incentive compensation award as a result of applying Goldman's recoupment policy. "Senior executive" includes a former senior executive.

The Policy should provide that the general circumstances of the recoupment or forfeiture will be described. The Policy should also provide that if no recoupment or forfeiture of the kind described above occurred in the previous fiscal year, a statement to that effect will be made. The disclosure requested in this proposal is intended to supplement, not supplant, any disclosure of recoupment or forfeiture required by law or regulation."

The supporting statement included in the Proposal (the "Supporting Statement") is set forth in Exhibit A.

II. Reason for Omission

The Company believes that the Proposal properly may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10), because the Proposal has been substantially implemented through the Company's Clawback Policy (the "Clawback Policy"), the relevant excerpt of which is attached as Annex B.

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal "[i]f the company has already substantially implemented the proposal." This exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *Release No. 34-12598, Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, [1976-77 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 80,634, at 86,600 (Jul. 7, 1976) (regarding predecessor to Rule 14a-8(i)(10)). The Staff has stated that a proposal is considered substantially implemented if the company's "policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). The Staff has consistently permitted exclusion where the company has put in place policies and procedures addressing the proposal's underlying concerns and essential objective. *See, e.g., The Goldman Sachs Group, Inc.* (Feb. 12, 2014); *Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (Jan. 17, 2007).

Furthermore, the company need not take the exact action requested and the company may exercise discretion in implementation without losing the right to exclude the proposal. *See, e.g.*, *McKesson Corp.* (Apr. 8, 2011). The Staff has stated that a proposal is considered substantially implemented if the company's policies and practices "reflect the intent of the proposal." *Aluminum Company of America* (Jan. 16, 1996). Accordingly, even if a company has not implemented every detail of a proposal, the proposal still may be excluded provided that the company has *substantially* implemented it.

The Staff has consistently taken the position that proposals requesting a report may be excluded under Rule 14a-8(i)(10) when the company has already made public disclosures that compare favorably with the guidelines of the proposal. *See, e.g.*, *Target Corp.* (Mar. 26, 2013) (concurring that a company could omit a proposal requesting a report regarding certain political contributions in reliance on Rule 14a-8(i)(10) in light of the company's public disclosures); *TECO Energy, Inc.* (Feb. 21, 2013) (concurring that a proposal requesting a report regarding certain environmental and health matters could be excluded from a Company's proxy materials because the company's public disclosures had substantially implemented the proposal). *See also The Goldman Sachs Group, Inc.* (Mar. 15, 2012) (concurring that a proposal requesting that an independent board committee review and report on how the company is responding to risks, including reputational risks, associated with high levels of senior executive compensation was substantially implemented because the company's "public disclosures compare favorably with the guidelines of the proposal"); *Duke Energy Corp.* (Feb. 21, 2012) (emphasis added) (concurring that a proposal requesting the formation of a board committee to review and report on actions the company could take to reduce greenhouse gas emissions was substantially implemented because the company's policies, practices and procedures, as disclosed in its Form 10-K and annual sustainability report, compared favorably with the guidelines of the proposal); *Entergy Corp.* (Feb. 14, 2012) (concurring that a proposal requesting that an independent board committee review and report on the company's nuclear safety policies was substantially implemented because the company's "public disclosures compare favorably with the guidelines of the proposal").

In this case, the essential objective of the Proposal has been implemented through the Company's Clawback Policy. The Proposal requests that the Company disclose whether it recouped incentive compensation from any senior executive or caused a senior executive to forfeit an incentive compensation award as a result of applying its recoupment policy. The Clawback Policy provides that the Company will disclose, in its proxy statement relating to the year in which the determination is made, the aggregate amount that is clawed back from current or former senior executive officers of the Company[1] as a result of a "Disclosed Covered Event"

---

[1] The disclosure component of the Clawback Policy applies to all *current and former* "senior executive officers," which includes all officers of the Company holding the position of Vice Chairman or higher (currently, six individuals in total). This is the same definition of "senior executive officers" as was used in the Company's 2014 Proxy Statement at page 4. "Senior executive" is not defined in the Proposal, except to state that it includes former senior executives (as does the Clawback Policy) and that it is not limited to named executive officers under Commission rules (the Clawback Policy is also not limited to named executive officers).

as defined in the Clawback Policy. If there are no clawbacks made with respect to a Disclosed Covered Event, a statement to that effect will be made in the relevant proxy statement.

A "Disclosed Covered Event" is defined as a "Covered Event" that is subsequently disclosed by the Company in a public filing required under the Exchange Act. "Covered Event," in turn, is defined in the Clawback Policy to encompass the full range of events that could trigger forfeiture or clawback of compensation under the Company's recoupment policies, including a material financial restatement, the executive engaging in conduct constituting Cause (as defined in the Company's stock incentive plan), the executive's failure to appropriately consider risk or, most broadly, any act or omission that, pursuant to the governing award agreement, may result in the forfeiture or clawback of compensation.

The stated objective of the Proposal is to "allow shareholders to evaluate the Compensation Committee's use of the recoupment mechanism." The Clawback Policy expressly states that it is administered by the independent Compensation Committee of the Board, so the Clawback Policy indeed gives shareholders an opportunity to evaluate how the Compensation Committee utilizes its recoupment authority.

The Clawback Policy, in fact, goes beyond the disclosure required by the Proposal by providing for the disclosure of the aggregate amount of the clawbacks from senior executive officers as the result of an event. The Proposal only seeks disclosure of *whether* the Company recouped incentive compensation, and does not call for disclosure of amounts at all. The Proposal also calls for a description of the "general circumstances of the recoupment or forfeiture," which is satisfied in the case of the Clawback Policy, as any disclosed recoupment under the Clawback Policy will relate to a matter that is otherwise described in the Company's Exchange Act filings.

The only difference between the disclosure required by the Clawback Policy and the disclosure called for by the Proposal is that the former is limited to clawbacks that are triggered by events otherwise disclosed in a required filing under the Exchange Act. We do not believe that the fact that the Clawback Policy would not force disclosure of an event that would otherwise not rise to the level of disclosure in the Company's required Exchange Act filings is a meaningful difference for the purposes of Rule 14a-8(i)(10). The Supporting Statement makes clear that the Proponents are primarily concerned about recoupment arising from significant legal settlements and other types of events that would typically be disclosed in Exchange Act filings. In fact, the two examples of potential triggering events cited in the Supporting Statement were both reported by the Company immediately on a Form 8-K and discussed subsequently in the next Form 10-Q filed by the Company.[2] Nothing in the Proposal suggests that the Proponents are seeking to expand the Company's disclosure of its legal settlements or other similar events.

---

2 With respect to the August 2014 settlement, see the Company's Form 8-K filed on August 25, 2014 and page 97 of the Company Form 10-Q for the quarterly period ended September 30, 2014. With respect to the 2010 Commission settlement, see the Company's Form 8-K filed on July 16, 2010 and page 148 of the Company Form 10-Q for the quarterly period ended June 30, 2010.

Rather, the emphasis in the Supporting Statement is on disclosure of recoupment triggered by events that are otherwise disclosed.

In fact, the Supporting Statement urges the Company to provide for disclosure that "does not violate privacy expectations," without providing any direction as to how this should be accomplished. We believe that limiting recoupment disclosure to triggering events that are already made public would be a reasonable way for the Board to implement this aspect of the Proposal. If the Company were required to disclose recoupment for events that were not otherwise disclosed in Commission filings, then it could be forced to publicly disclose sensitive personnel issues, such as the reasons for a termination or subjective determinations as to an executive's risk performance, in a way that raises the precise privacy concerns that the Proposal seeks to avoid.

In sum, the disclosure-related provisions of the Clawback Policy have substantially implemented, and compares favorably with the guidelines of, the Proposal. Based on the foregoing, the Company respectfully requests that the Staff concur that the Proposal may be excluded from the 2015 Proxy Materials as substantially implemented pursuant to Rule 14a-8(i)(10).

* * *

Should you have any questions or if you would like any additional information regarding the foregoing, please contact me (212-357-1584; Beverly.OToole@gs.com) or Jamie Greenberg (212-902-0254; Jamie.Greenberg@gs.com). Thank you for your attention to this matter.

Very truly yours,



Beverly L. O'Toole

Attachments

cc: Michael Garland, as custodian and trustee of the Systems
Meredith Miller, UAW Retiree Medical Benefits Trust

EXHIBIT A



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341

TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

December 2, 2014

Mr. John F.W. Rogers
Secretary to the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Dear Mr. Rogers:

I write to you on behalf of the Comptroller of the City of New York, Scott M. Stringer. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund, the New York City Teachers' Retirement System and custodian of the New York City Board of Education Retirement System, (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from State Street Bank and Trust Company certifying the Systems' ownership, for over a year, of shares of The Goldman Sachs Group, Inc. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

The UAW Retiree Medical Benefits Trust (the "Trust") is co-lead filing this proposal with the Systems. Please recognize the Systems and the Trust as co-lead filers of this proposal. If you require more information or have any further questions on this matter please contact both parties.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2517.

Sincerely,



Michael Garland
Enclosure

RESOLVED, that shareholders of The Goldman Sachs Group, Inc. ("Goldman") urge the board of directors ("Board") to adopt a policy (the "Policy") that Goldman will disclose annually whether it, in the previous fiscal year, recouped any incentive compensation from any senior executive or caused a senior executive to forfeit an incentive compensation award as a result of applying Goldman's recoupment policy. "Senior executive" includes a former senior executive.

The Policy should provide that the general circumstances of the recoupment or forfeiture will be described. The Policy should also provide that if no recoupment or forfeiture of the kind described above occurred in the previous fiscal year, a statement to that effect will be made. The disclosure requested in this proposal is intended to supplement, not supplant, any disclosure of recoupment or forfeiture required by law or regulation.

SUPPORTING STATEMENT

As long-term shareholders, we believe that compensation policies should promote sustainable value creation. We believe disclosure of the use of recoupment provisions would reinforce behavioral expectations and communicate concrete consequences for misconduct.

Goldman has mechanisms in place to recoup certain incentive compensation. Goldman can recoup stock and stock-based compensation from a senior employee who violated firm policies, engaged in detrimental conduct or participated in certain activities without appropriate consideration of the risk to Goldman or the broader financial system if they have or could reasonably be expected to have a material adverse impact.

Since the financial crisis, Goldman has settled numerous claims involving various kinds of wrongdoing. Goldman agreed in August 2014 to settle for $1.2 billion claims that Goldman failed to disclose risks on mortgage bonds it sold to Fannie Mae and Freddie Mac. (http://www.fhfa.gov/Media/PublicAffairs/Pages/FHFA-Announces-Settlement-with-Goldman-Sachs.aspx) In 2010, Goldman paid a record $550 million in fines to settle SEC claims regarding disclosure violations on mortgage derivative products. (http://www.sec.gov/news/press/2010/2010-123.htm)

Goldman has not made any proxy statement disclosure regarding the application of its recoupment policy in response to the settlements into which it has entered over the past several years or as a result of any policy violation or detrimental conduct. Such disclosure would allow shareholders to evaluate the Compensation Committee's use of the recoupment mechanism. In our view, disclosure of recoupment from senior executives below the named executive officer level, recoupment from whom is already required to be disclosed under SEC rules, would be useful for shareholders because these executives may have business unit responsibilities or otherwise be in a position to take on substantial risk or affect key company policies.

We are sensitive to privacy concerns and urge Goldman's Policy to provide for disclosure that does not violate privacy expectations (subject to laws requiring fuller disclosure).

We urge shareholders to vote FOR this proposal.



STATE STREET

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA 02169
Telephone (617) [illegible]
Facsimile (617) [illegible]

dfarrell@statestreet.com

December 2, 2014

Re: New York City Employee's Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Employee's Retirement System, the below position from November 1, 2013 through today as noted below:

Security: GOLDMAN SACHS GROUP INC

Cusip: 38141G104

Shares: 302,928

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive, 5th Floor
Quincy, MA 02169
Telephone: [illegible]
Facsimile: [illegible]

dfarrell@statestreet.com

December 2, 2014

Re: New York City Teachers' Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Teachers' Retirement System, the below position from November 1, 2013 through today as noted below:

Security: GOLDMAN SACHS GROUP INC

Cusip: 38141G104

Shares: 379,818

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
[illegible] Crown Colony Drive 5th Floor
Quincy, MA [illegible]
Telephone [illegible]
Facsimile [illegible]

dfarrell@statestreet.com

December 2, 2014

Re: New York City Police Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Police Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: GOLDMAN SACHS GROUP INC

Cusip: 38141G104

Shares: 80,078

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET

Derek A. Farrell
Asst. Vice President Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA 02169
Telephone (617) 784-[illegible]
Facsimile (617) 786-[illegible]

dfarrell@statestreet.com

December 2, 2014

Re: New York City Fire Department Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Fire Department Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: GOLDMAN SACHS GROUP INC

Cusip: 38141G104

Shares: 26,480

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
[illegible]
Quincy, MA 02169

Telephone [illegible]
Facsimile [illegible]

dfarrell@statestreet.com

December 2, 2014

Re: New York City Board of Education Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Board of Education Retirement System, the below position from November 1, 2013 through today as noted below:

Security: GOLDMAN SACHS GROUP INC

Cusip: 38141G104

Shares: 27,902

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President

UAW RETIREE
Medical Benefits Trust

December 4, 2014

Mr. John F.W. Rogers
Secretary to the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Dear Mr. Rogers:

The purpose of this letter is to inform you that the UAW Retiree Medical Benefits Trust (the "Trust") is co-sponsoring the resolution submitted by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System on October 22, 2014, for inclusion in The Goldman Sachs Group, Inc's (the "Company") 2015 proxy statement. A copy of the resolution is attached.

The Trust is the beneficial owner of more than $2,000 in market value of the Company's stock and has held such stock continuously for over one year. Furthermore, the Trust intends to continue to hold the requisite number of shares through the date of the 2015 annual meeting. Proof of ownership will be sent by the Trust's custodian, State Street Bank and Trust Company, under separate cover.

Please contact me at (734) 887-4964 or via email at mamiller@rhac.com if you have any questions or would like to further discuss the issues raised herein.

Sincerely,



Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust

110 Miller Avenue, Suite 100, Ann Arbor, MI 48104-1296
Tel: 734-887-4964 • Fax: 734-929-5859

RESOLVED, that shareholders of The Goldman Sachs Group, Inc. ("Goldman") urge the board of directors ("Board") to adopt a policy (the "Policy") that Goldman will disclose annually whether it, in the previous fiscal year, recouped any incentive compensation from any senior executive or caused a senior executive to forfeit an incentive compensation award as a result of applying Goldman's recoupment policy. "Senior executive" includes a former senior executive.

The Policy should provide that the general circumstances of the recoupment or forfeiture will be described. The Policy should also provide that if no recoupment or forfeiture of the kind described above occurred in the previous fiscal year, a statement to that effect will be made. The disclosure requested in this proposal is intended to supplement, not supplant, any disclosure of recoupment or forfeiture required by law or regulation.

SUPPORTING STATEMENT

As long-term shareholders, we believe that compensation policies should promote sustainable value creation. We believe disclosure of the use of recoupment provisions would reinforce behavioral expectations and communicate concrete consequences for misconduct.

Goldman has mechanisms in place to recoup certain incentive compensation. Goldman can recoup stock and stock-based compensation from a senior employee who violated firm policies, engaged in detrimental conduct or participated in certain activities without appropriate consideration of the risk to Goldman or the broader financial system if they have or could reasonably be expected to have a material adverse impact.

Since the financial crisis, Goldman has settled numerous claims involving various kinds of wrongdoing. Goldman agreed in August 2014 to settle for $1.2 billion claims that Goldman failed to disclose risks on mortgage bonds it sold to Fannie Mae and Freddie Mac. (http://www.fhfa.gov/Media/PublicAffairs/Pages/FHFA-Announces-Settlement-with-Goldman-Sachs.aspx) In 2010, Goldman paid a record $550 million in fines to settle SEC claims regarding disclosure violations on mortgage derivative products. (http://www.sec.gov/news/press/2010/2010-123.htm)

Goldman has not made any proxy statement disclosure regarding the application of its recoupment policy in response to the settlements into which it has entered over the past several years or as a result of any policy violation or detrimental conduct. Such disclosure would allow shareholders to evaluate the Compensation Committee's use of the recoupment mechanism. In our view, disclosure of recoupment from senior executives below the named executive officer level, recoupment from whom is already required to be disclosed under SEC rules, would be useful for shareholders because these executives may have business unit responsibilities or otherwise be in a position to take on substantial risk or affect key company policies.

We are sensitive to privacy concerns and urge Goldman's Policy to provide for disclosure that does not violate privacy expectations (subject to laws requiring fuller disclosure).

We urge shareholders to vote FOR this proposal.

 STATE STREET

Dan Sacramone

Client Service Officer
STATE STREET BANK
State Street Global Services/IIS
Crown Colony Office Park
1200 Crown Colony Drive
Mail Stop CC1-5S
Quincy, Massachusetts 02169
DNSacramone@statestreet.com

TEL: 1-617-537-0151
FAX: 1-617-769-6695

DATE: December 4, 2014

Mr. John F.W. Rogers
Secretary to the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Re: Shareholder Proposal Record Letter for Goldman Sachs (cusip 28141G104)

Dear Mr. Rogers,

State Street Bank and Trust Company is custodian for **230,033 shares of Goldman Sachs** common stock held for the benefit of the UAW Retiree Medical Benefits Trust (the "Trust"). The Trust has continuously owned at least 1% or $2,000 in market value of the Company's common stock for at least one year through November 11, 2014. The Trust continues to hold the requisite number of shares of the Company's stock.

As custodian for the Trust, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). CEDE + CO., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me at 617-985-9509.

Sincerely,



Dan Sacramone

EXHIBIT B

Excerpt from GS Group Clawback Policy

Unless and until rules or regulations related to clawback disclosure are promulgated by the Securities and Exchange Commission, the Federal Reserve Board or any other applicable regulatory body, if the Compensation Committee determines that a Covered Event occurred that is subsequently disclosed by GS Group in a public filing required under the Securities Exchange Act of 1934, as amended (a "Disclosed Covered Event"), GS Group will disclose in the proxy statement relating to the year in which such determination is made (a) if any amount is clawed back from a current or former "senior executive officer" of GS Group (*i.e.*, an executive officer holding the position of Vice Chairman or higher) as a result of the Disclosed Covered Event, the aggregate amount clawed back from senior executive officers, or (b) if no amount is clawed back from senior executive officers as a result of the Disclosed Covered Event, the fact that no amount was clawed back.